

February 24, 2011

Mr. Igor Dmitrowsky
 President and Chief Financial Officer
BALTIA AIR LINES, INC.
63-25 Saunders Street, Suite 7 I
Rego Park, New York 11374

> **Re: Baltia Air Lines, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 23, 2011**
> **File No. 1-14519**

Dear Mr. Dmitrowsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

We note the disclosure that on January 21, 2011 you engaged Ronald R. Chadwick, P.C. as your new independent registered public accounting firm to audit your financial statements for the year ended December 31, 2010, and that also on January 21, 2011 you accepted the resignation of Michael F. Cronin, CPA.

1.   We note you have not previously reported in an Item 4.01 Form 8-K the termination of your auditor-client relationship with Patrick Rodgers, CPA, P.A., who had been engaged to audit your financial statements for the year ended December 31, 2008, nor the re-engagement of Michael F. Cronin, CPA, who had been engaged to audit your financial statements for the year ended December 31, 2009. We did, however, note the limited disclosure included in your December 31, 2009 Annual Report on Form 10-K that indicated you had a change in independent auditors. As the disclosures in the Form 10-K did not comply with the Item 304 of Regulation S-K requirements, please file a new separate Item 4.01 Form 8-K that addresses the following:

(i)   the date of cessation of the auditor-client relationship between you and Patrick Rodgers, CPA, PA., and disclosure as to whether this firm was dismissed, had resigned, or declined to stand for re-election. See Item 304(a)(1)(i) of Regulation S-K;

(ii)   disclose whether the audit report rendered by Patrick Rodgers, CPA, P.A., on your financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. See Item 304(a)(1)(ii) of Regulation S-K;

(iii)   disclose whether your board of directors recommended or approved the decision to change accountants. See Item 304(a)(iii) of Regulation S-K; and

(iv)   disclose whether there were any disagreements and/or reportable events for the previous two fiscal years and the subsequent interim period through the date of the auditor-client cessation with Patrick Rodgers, CPA, P.A. Describe any such disagreements or reportable events. For guidance, see Item 304(a)(1)(iv) and (v) of Regulation S-K.

(v)   provide a copy of your proposed disclosures for the Item 4.01 Form 8-K to Patrick Rodgers, CPA, P.A., and have them provide a letter addressed to us stating whether they agree with your disclosures concerning their firm, and if not, stating the respects in which they do not agree. This letter should be filed as Exhibit 16 to the Item 4.01 Form 8-K. See Item 304(a)(3) of Regulation S-K.

(vi)   include a separate paragraph that discloses the date of engagement of Michael F. Cronin, CPA, to audit your financial statements for the year ended December 31, 2009. Please also disclose whether you or anyone on your behalf, prior to engaging this firm, consulted them regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on your financial statements, and either a written report or oral advice was provided to you that was an important factor considered by you in reaching a decision as to the accounting, auditing or financial reporting issue; or any matter that was either the subject of a disagreement or reportable event. For guidance, see Item 304(a)(2) of Regulation S-K.

2.   Please file the requested Item 4.01 Form 8-K as soon as practicable. Please note that a change in accountants requires the filing of an Item 4.01 Form 8-K within four business days after the occurrence of the event. See General Instruction B(1) to the Form 8-K.

Annual report on Form 10-K (Fiscal year ended December 31, 2009)

3. We note that the year ended December 31, 2009 financial statements included in the Form 10-K had been audited by Michael F. Cronin, CPA, and that their auditors' report made reference to "other auditors" for the period as of and for the year ended December 31, 2008. We note that the other auditors' report, which has been relied upon, was not included in the filing as required. Please file an amendment to your December 31, 2009 Annual Report on Form 10-K in its entirety to also include the "other auditors' report that covers the fiscal year ended December 31, 2008 financial statements. See Rule 2-05 of Regulation S-X. The amendment should be filed as soon as practicable.

4. In addition, given the requirement for amending your December 31, 2009 Annual Report on Form 10-K, an Item 4.02 Form 8-K, "Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review," should be filed immediately to disclose that such audited financial statements should no longer be relied upon due to the omission of an auditors' report for the comparative fiscal year ended December 31, 2008 financial statements. Please refer to the disclosure requirements found in Item 4.02 of the Form 8-K.

5. Please file as nonpublic correspondence, a separate cover letter to us that addresses each of our comments above, indicating the resolution and any additional explanatory information you believe would be insightful to your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

Beverly A. Singleton
Staff Accountant